Exhibit 99.7

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of Brookfield Reinsurance Ltd.

Opinion

We have audited the accompanying combined statements of revenues and certain operating expenses of the acquired office and mixed-use portfolio (the “Portfolio”) for the year ended December 31, 2022, and the related notes (the “Statements”).

In our opinion, the accompanying Statements present fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Statements for the year ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Statements section of our report. We are required to be independent of the Portfolio and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

We draw attention to Note 2 to the Statements, which describes that the accompanying Statements were prepared for the purpose of complying with the rules and regulations under Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and is not intended to be a complete presentation of the Portfolio’s revenues and expenses. As a result, the Statements may not be suitable for another purpose. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Statements

Management is responsible for the preparation and fair presentation of the Statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities for the Audit of the Statements

Our objectives are to obtain reasonable assurance about whether the Statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the Statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the Statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the Statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Portfolio’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the Statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

August 17, 2023

ACQUIRED OFFICE AND MIXED-USE PORTFOLIO

COMBINED STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED) AND YEAR ENDED DECEMBER 31, 2022

(in USD millions)

For the	Six Months Ended June 30, 2023 (Unaudited)	Year Ended December 31, 2022
Revenues

Rental revenue	$243	$465
Recovery revenue	161	311
Other revenue	11	21

Total revenues	415	797
Certain Operating Expenses
Rental property operating	111	218
Real estate taxes	77	153

Total certain operating expenses	188	371

Revenues in Excess of Certain Operating Expenses	$227	$426

See accompanying notes to the combined statements of revenues and certain operating expenses

NOTES TO COMBINED STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES

1. ORGANIZATION

In the first half of 2023, Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”), through its subsidiaries, purchased partial interests in a portfolio of U.S. and Canadian office and mixed-use real estate operations (the “Portfolio”) that are controlled and/or managed by indirectly owned subsidiaries of Brookfield Corporation. The partial interests in the Portfolio were acquired through purchases of common stock of corporations owning the underlying interests in the Portfolio.

Economic interests in the Portfolio range from 5.8 to 49.5 percent.

Although Brookfield Reinsurance acquired less than 100% of the equity interests in the Portfolio, the combined statements of revenues and certain operating expenses (the “Statements”) presents 100% of the revenues and certain operating expenses for the Portfolio as discussed in Note 2, Basis of Presentation.

2. BASIS OF PRESENTATION

The Statements for the Portfolio have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and with the rules and regulations of Rule 3-14 of Regulation S-X, promulgated under the Securities Act of 1933, as amended, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The Statements include the combined historical revenues and certain operating expenses of 100% of the Portfolio, exclusive of items which may not be comparable to the proposed future operations of the Portfolio subsequent to its acquisition by Brookfield Reinsurance. Material amounts that would not be directly attributable to future operating results of the Portfolio are excluded, and the Statements are not intended to be a complete presentation of the Portfolio’s revenues and expenses. Items excluded consist primarily of interest expense, depreciation and amortization expense, and ground leasehold rental expenses.

The Statements have been presented in United States Dollars (“USD”). Revenues and expenses associated with Canadian assets have been converted from Canadian Dollars (“CAD”) to USD for reporting purposes using the weighted average foreign exchange rate for the respective period presented.

The Statement for the six months ended June 30, 2023 is unaudited. In the opinion of management, the unaudited interim period includes all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the Portfolio’s results of operations. The results of operations for the unaudited interim period presented are not necessarily indicative of full year results of operations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination

The Statements include selected accounts of the Portfolio as described in Note 2.

Revenue Recognition

Rental revenue is recognized on a straight-line basis. As such, the rental revenue for those leases that contain rent abatements and contractual increases are recognized on a straight-line basis over the applicable terms of the related lease. Recovery revenue represents amounts that are charged to tenants for their share of operating expenses incurred by the Portfolio in accordance with each tenant’s respective lease. Amounts due from tenants typically consist of costs related to common area maintenance, real estate taxes, repairs and maintenance, and other operating expenses are generally subject to recovery. Recoveries from tenants are recognized as revenue in the same period the related expenses are incurred. Other revenue largely represents parking and other revenue.

Operating Expenses

Operating expenses represent the direct expenses of operating the properties and consist primarily of repairs and maintenance, real estate taxes, management fees, insurance, utilities and other operating expenses that are expected to continue in the proposed future operations of the properties.

Use of Estimates

The preparation of these Statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses. Actual results could differ from those estimates.

4. OPERATING LEASES

The future minimum lease payments to be received under non-cancellable operating leases in effect as of December 31, 2022 are as follows (in USD millions):

Years ending December 31:
2023	$628
2024	648
2025	643
2026	634
2027	614
Thereafter	4,048

Total	$7,215

No tenant comprised more than 10% of the Portfolio’s rental revenue for the year ended December 31, 2022.

5. COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There is no material litigation nor to management’s knowledge is any material litigation currently threatened against the Portfolio other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. The settlement of these actions will not have a material effect on the Portfolio’s results of operations.

6. RELATED PARTY TRANSACTIONS

Management Fees

In connection with the management of the rental operations, management fees are paid to related parties. The fees are generally calculated as percentage of gross cash receipts per quarter. Total management fees of $10 million (unaudited) and $21 million were recorded for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively, and are included in rental property operating expenses.

Rental Revenue

Rental revenue includes $9 million (unaudited) and $18 million received from Brookfield Corporation and its subsidiaries for the rental of office premises for the six months ended June 30, 2023 and the year end December 31, 2022, respectively.

7. SUBSEQUENT EVENTS

Brookfield Reinsurance has evaluated events through August 17, 2023, the date the Statements for the six months ended June 30, 2023 and the year ended December 31, 2022 was available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the Statements.